UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

MACROCHEM CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

555903 30 1
(CUSIP Number)

Steven H. Rouhandeh
SCO Capital Partners LLC
1285 Avenue of the Americas, 35th Floor
New York, New York 10019
(212) 554-4158
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 555903 30 1	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SCO Capital Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,185,997
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 6,185,997
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,185,997

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

86.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 555903 30 1	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Beach Capital LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 952,381
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 952,381
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

952,381

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 555903 30 1	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SCO Securities LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 555903 30 1	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven H. Rouhandeh

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,138,378
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 7,138,378
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,138,378

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

This Amendment No. 1 to Schedule 13D (‘‘Amended Schedule 13D’’) is being filed with respect to the common stock, par value $.01 per share (the ‘‘Common Stock’’) of MacroChem Corporation, a Delaware corporation (‘‘MacroChem’’ or the ‘‘Company’’). The principal executive offices of the Company are located at 110 Hartwell Avenue, Lexington, Massachusetts 02421. The share amounts set forth in this Amended Schedule 13D reflect the recently effected 1 for 7 and 1 for 6 reverse splits of the Company’s Common Stock.

This Amended Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the ‘‘Exchange Act’’).

Item 2.    Identity and Background.

(a) This Amended Schedule 13D is filed by (i) Steven H. Rouhandeh (‘‘Mr. Rouhandeh’’), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware (‘‘SCO’’), (iii) Beach Capital, LLC, a limited liability company organized under the laws of the State of New York (‘‘Beach’’), and (iv) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware (‘‘SCO Securities’’). Mr. Rouhandeh, SCO, Beach and SCO Securities are collectively referred to herein as the ‘‘Reporting Persons.’’

(b) The Reporting Persons’ business address is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

(c) The principal business of Mr. Rouhandeh is to serve as the Chairman and sole member of SCO, managing member of Beach and sole member of the entity that serves as sole member of SCO Securities. The principal business of each of SCO and Beach is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware. Beach is a limited liability company organized under the laws of the State of New York.

Item 3.    Source and Amount of Funds or Other Consideration.

On December 23, 2005 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the ‘‘Private Placement’’), MacroChem issued to SCO 200 shares of its Series C Cumulative Convertible Preferred Stock (‘‘Series C Preferred Stock’’) and warrants to purchase an aggregate of 1,904,761 shares of Common Stock at an exercise price of $1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by SCO to the Company of $2,000,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, as consideration for services rendered as placement agent in the Private Placement, SCO Securities received a warrant to purchase 238,095 shares of Common Stock at an exercise price of $1.05 per share. Other than the exercise price, the terms of the warrant issued to SCO Securities are the same as the terms of the warrants issued to the other purchasers in the Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO Securities to the Company in connection with the issuance of these warrants. On December 28, 2005, SCO Securities assigned warrants to purchase 142,857 of the 238,095 shares to SCO and assigned warrants to purchase the remaining 95,238 shares to certain employees of SCO and entities affiliated with such employees.

On February 13, 2006 upon closing of a second private placement financing pursuant to which SCO Securities acted as placement agent (the ‘‘Second Private Placement’’), MacroChem issued to SCO 100 shares of its Series C Preferred Stock and warrants to purchase an aggregate of 952,381 shares of Common Stock at an exercise price of $1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by SCO to the Company of $1,000,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 328,856 shares of Common Stock at an exercise price of $1.05 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Second Private Placement. Other than the exercise price, the terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Second Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On February 13, 2006 upon closing of the Second Private Placement, MacroChem issued to Beach 50 shares of its Series C Preferred Stock and warrants to purchase an aggregate of 476,191 shares of Common Stock at an exercise price of $1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by Beach to the Company of $500,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of Beach.

Item 4.    Purpose of Transaction.

Each of the Reporting Persons purchased their shares of Series C Preferred Stock and warrants to purchase Common Stock for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

Pursuant to the Preferred Stock and Warrant Purchase Agreement, dated December 23, 2005, among the Company and each of the other parties described therein (the ‘‘Purchase Agreement’’), on December 30, 2005, the Company effected a 1 for 7 reverse stock split of its Common Stock as approved by the Company’s stockholders at the 2005 Annual Meeting of Stockholders on June 14, 2005. As a result of the 1 for 7 reverse stock split, each seven shares of outstanding Common Stock were exchanged for 1 new share of the Company’s common stock. Also pursuant to the Purchase Agreement, on February 9, 2006, the Company effected an additional 1 for 6 reverse split of its common stock as approved by written consents submitted by the purchasers in the Private Placement. As a result of the 1 for 6 reverse stock split, each six shares of outstanding Common Stock were exchanged for 1 new share of the Company’s common stock. All of the share numbers and warrant exercise prices reported in this Amended Schedule 13D reflect the effectiveness of both of these reverse stock splits.

For as long as at least 20% of the shares of Series C Preferred Stock issued pursuant to the Private Placement and the Second Private Placement remain outstanding, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Company (the ‘‘SCO Director Designees’’), (b) the Company shall use its best efforts to cause the number of directors to be fixed at seven, two of which shall be the SCO Director Designees (the ‘‘SCO Board Seats’’), (c) the Company shall use its best efforts to cause the SCO Director Designees to be nominated and elected for service as directors of the Company at each meeting of the Company’s shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO

Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause such vacancy to be filled with an SCO Director Designee.

SCO wishes to continue the Company’s previously-existing business plan and scientific programs and intends to enhance these programs through potential in-licensing of additional complementary technologies, although there are no definitive plans to do so at this point.

Other than as set forth in the preceding paragraphs of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a) As of the date hereof, (i) SCO owns 300 shares of Series C Preferred Stock, which is currently convertible into 2,857,142 shares of Common Stock, and warrants to purchase an aggregate of 3,328,855 shares of Common Stock, (ii) Beach owns 50 shares of Series C Preferred Stock, which is currently convertible into 476,190 shares of Common Stock, and warrants to purchase an aggregate of 476,191 shares of Common Stock and (iii) SCO Securities owns no warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 87.7% of the outstanding Common Stock of MacroChem as of January 3, 2006 (as set forth in its Schedule 14C filed on January 17, 2006 and adjusted for the 1 for 6 reverse stock split). In his capacity as Chairman and sole member of SCO and in his capacity as sole managing member of Beach, Mr. Rouhandeh may be deemed beneficially to own the 3,333,332 shares of Common Stock issuable upon conversion of Series C Preferred Stock and warrants to purchase 3,805,046 shares of Common Stock owned directly by SCO and Beach. Each of SCO and Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 5(h) of the certificate of designations of the Series C Preferred Stock and Section 2.4 of the warrants issued in the Private Placement and the Second Private Placement.

(b) Mr. Rouhandeh, in his capacity as Chairman and sole member of SCO and in his capacity as sole managing member of Beach, has the sole power to direct the vote and disposition of the 3,333,332 shares of Common Stock beneficially owned by SCO and Beach upon conversion of Series C Preferred Stock and, upon conversion of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 3,805,046 shares of Common Stock underlying warrants owned by SCO and Beach.

(c) Reference is made to the Reporting Persons’ responses to Items 3 and 4.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Reporting Persons’ responses to Items 3, 4 and 7.

Item 7.    Material to be Filed as Exhibits.

Exhibit A	—	Preferred Stock and Warrant Purchase Agreement dated December 23, 2005 (1)

Exhibit B	—	Certificate of Designations, Rights and Preferences of the Series C Cumulative Convertible Preferred Stock (1)

Exhibit C	—	Form of Common Stock Purchase Warrant (1)

Exhibit D	—	Investor Rights Agreement dated December 23, 2006 (1)

Exhibit E	—	Amended and Restated Preferred Stock and Warrant Purchase Agreement dated February 13, 2006 (2)

Exhibit F	—	Form of Common Stock Purchase Warrant (2)

Exhibit G	—	Amended and Restated Investor Rights Agreement dated February 13, 2006 (2)

(1) Incorporated by reference to Exhibits 4.1, 10.1, 10.2 and 10.3 to the 8-K of MacroChem Corporation filed December 27, 2005.

(2) Incorporated by reference to Exhibits 10.1, 10.2 and 10.3 to the 8-K of MacroChem Corporation filed February 16, 2006.

SIGNATURES

After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2006

SCO CAPITAL PARTNERS LLC
By: /s/ Steven H. Rouhandeh Name: Steven H. Rouhandeh Title: Chairman
SCO SECURITIES LLC
By: /s/ Jeffrey B. Davis Name: Jeffrey B. Davis Title: President
BEACH CAPITAL, LLC
By: /s/ Steven H. Rouhandeh Name: Steven H. Rouhandeh Title: Managing Member
/s/ Steven H. Rouhandeh Steven H. Rouhandeh